     CONTACT:  Michael P. Hawks          (NYSE -- BMC)
               (612) 851-6030            FOR IMMEDIATE RELEASE

                    BMC REPORTS RECORD THIRD QUARTER EARNINGS

October 17, 1996 -- Minneapolis, MN -- BMC Industries, Inc. today reported third quarter net earnings of $7,157,000 or $.25 per share, up 57% from earnings of $4,548,000 or $.16 per share in the year-earlier period. Third quarter revenues for primary products (excluding equipment and technology sales) increased 17% over the prior year quarter.

Net earnings for the first nine months of 1996 totaled $23,182,000 or $.82 per share. This represented an improvement of $6,463,000 or 39% over the $16,719,000 or $.59 per share recorded for the first nine months of the prior year. Revenues from primary products for the first nine months of 1996 were 13% higher than the same period in the prior year.

Paul B. Burke, BMC's chairman and chief executive officer stated "The third quarter represents another quarterly earnings record for BMC and is the twenty-second consecutive quarter of increased net earnings over the year-earlier period, excluding income from the sale of equipment and technology and other non-recurring items. Very importantly, this was a team effort with all three divisions contributing to this significant achievement."

The Company's Precision Imaged Products operation (including both the Mask Operation and Buckbee-Mears St. Paul) posted record third quarter results. Excluding sales of long-term equipment and technology contracts, third quarter Precision Imaged Products sales increased 16% over the third quarter of 1995. More importantly, the profitability of Precision Imaged Products, excluding equipment and technology contracts, increased 50% when compared to the prior year quarter. This record performance resulted from a continued sales mix shift to higher margin products and solid operating gains. Third quarter revenues from invar, jumbo (30" and larger) and large (25" to 29") aperture masks increased 23%, 32% and 20%, respectively. Significant manufacturing
improvements were realized at both Mask manufacturing facilities.   BMC's new
high-resolution computer monitor mask line at the Company's manufacturing facility in Germany (BME) substantially increased volumes and continued to move up the yield curve in the third quarter. Due to the very demanding nature of high-resolution computer monitor masks, final quality assurance checks permitted only nominal shipments in the third quarter. The


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Company has now commenced, subsequent to the end of the third quarter, production volume shipments under firm purchase orders which will result in significant shipments and sales in the fourth quarter. Buckbee-Mears St. Paul also realized product mix and manufacturing improvements that contributed significantly toward its 46% increase in third quarter profits over the prior year.

BMC's Optical Products operation posted record third quarter results as well. Third quarter sales increased 20% over the year-earlier period, while profitability increased 29%. Sales growth occurred in each product line and
international sales growth was particularly strong.   Sales of high end
products (polycarbonate, progressive, high index and polarizing sunglass lenses) increased 15% over the same quarter in the prior year. In addition, the Company continued to realize benefits from its Far East sourcing program for plastic lenses.

BMC is one of the world's largest manufacturers of aperture masks for color television tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".

                              BMC INDUSTRIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                    (in thousands, except per share amounts)

                                                       Three Months Ended      Nine Months Ended
                                                          September 30            September 30
                                                       ---------------------------------------------
                                                          1996       1995          1996        1995
----------------------------------------------------------------------------------------------------
Revenues
     Net sales of primary products                    $ 68,158   $ 58,189     $ 203,780   $ 179,968
     Equipment and technology sales                         --      1,014           853      10,216
----------------------------------------------------------------------------------------------------
          Total Revenues                                68,158     59,203       204,633     190,184
----------------------------------------------------------------------------------------------------
Operating Costs and Expenses
     Cost of sales of primary products                  53,840     47,677       158,422     146,787
     Cost of equipment and technology sales                 --        466           370       6,134
     Selling                                             2,334      2,078         7,451       6,558
     Administrative                                      1,210      1,653         3,725       4,237
----------------------------------------------------------------------------------------------------
          Total Operating Costs and Expenses            57,384     51,874       169,968     163,716
----------------------------------------------------------------------------------------------------
Income from Operations                                  10,774      7,329        34,665      26,468
----------------------------------------------------------------------------------------------------
Other Income and (Expense)
     Interest expense                                     (246)      (103)         (436)       (208)
     Interest income                                        60        206           210         604
     Other income (expense)                                 89          7           120        (152)
----------------------------------------------------------------------------------------------------
Earnings before Income Taxes                            10,677      7,439        34,559      26,712
Income Taxes                                             3,520      2,891        11,377       9,993
----------------------------------------------------------------------------------------------------
Net Earnings                                          $  7,157   $  4,548     $  23,182   $  16,719
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Earnings Per Share                                    $   0.25   $   0.16     $    0.82   $    0.59
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Number of Shares Included in Per Share Computation      28,390     28,369        28,346      28,210
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                              BMC INDUSTRIES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)

                                                          September 30  December 31
AS  SETS                                                          1996         1995
--------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                                 $   5,270    $  15,874
   Trade accounts and notes receivable, net of allowances       22,837       23,003
   Inventories                                                  48,643       34,772
   Deferred income taxes                                         4,571        3,753
   Other current assets                                          8,816        5,964
----------------------------------------------------------------------------------------
        Total Current Assets                                    90,137       83,366
----------------------------------------------------------------------------------------
Property, Plant and Equipment                                  200,313      171,711
Less Accumulated Depreciation                                   95,316       90,302
                                                              --------     --------
   Property, Plant and Equipment, Net                          104,997       81,409
                                                              --------     --------
Deferred Income Taxes                                            5,879        5,362
Other Assets, Net                                               11,489       12,195
----------------------------------------------------------------------------------------
Total Assets                                                 $ 212,502    $ 182,332
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------
Current Liabilities
   Short-term borrowings                                     $   3,139
   Accounts payable                                             20,172    $  20,408
   Income taxes payable                                          8,892        9,308
   Accrued expenses and other current liabilities               23,072       20,920
----------------------------------------------------------------------------------------
        Total Current Liabilities                               55,275       50,636
----------------------------------------------------------------------------------------

Long-Term Debt                                                   3,967           26
Other Liabilities                                               19,551       21,628
Deferred Income Taxes                                            1,498        1,576

Stockholders' Equity
   Common stock                                                 55,613       52,974
   Retained earnings                                            73,121       50,962
   Cumulative translation adjustment                             4,306        5,749
   Other                                                          (829)      (1,219)
----------------------------------------------------------------------------------------
        Total Stockholders' Equity                             132,211      108,466
----------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                   $ 212,502    $ 182,332
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------